Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1             Name and Address of Company

PLATINUM GROUP METALS LTD. (the “Company”)
788 — 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450     Facsimile: (604) 484-4710

Item 2             Date of Material Change

December 9, 2014

Item 3             News Release

A news release was disseminated on December 9, 2014 to the Toronto Stock Exchange (the “TSX”) as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions (the “Commissions”).

Item 4             Summary of Material Change(s)

The Company has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and GMP Securities L.P. under which the underwriters have agreed to buy on a bought deal basis 207,600,000 common shares (the “Common Shares”), at a price of US$0.53 per Common Share for gross proceeds of US$110,028,000 (the “Offering”). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any.

Item 5             Full Description of Material Change

5.1                               Full Description of Material Change

The Company has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and GMP Securities L.P. under which the underwriters have agreed to buy on a bought deal basis 207,600,000 Common Shares, at a price of US$0.53 per Common Share for gross proceeds of US$110,028,000. The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about December 31, 2014 and is subject to Platinum Group Metals receiving all necessary regulatory approvals.

The net proceeds of the Offering will be used to fund Phase 2 development at the WBJV Project 1 platinum mine.  The net proceeds of the Offering, together with the Company’s unrestricted cash on hand, is expected to be sufficient to fully fund the completion of mill and concentrator construction at the WBJV Project 1 platinum mine.  Together with the previously announced Project 1 Senior Secured Operating Facility, the Company believes it has sufficient funds to complete “peak funding” needs at Project 1, to fund continued exploration of the Waterberg Projects and provide for ongoing working capital.

The Common Shares will be offered by way of a short-form prospectus in all of the provinces of Canada, excluding Quebec, and will be offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system, and on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. The news release and this material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

A written prospectus relating to the offering may be obtained upon request in Canada by contacting BMO Capital Markets, Mississauga Distribution Centre C/O The Data Group of Companies, 80 Ambassador Drive, Mississauga, Ontario, L5T 2Y9 by telephone at 905-696-8884 x4166 or by email at EgNegro@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

5.2                               Disclosure for Restructuring Transactions

Not applicable.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commissions at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

Item 9            Date of Report

December 9, 2014